April 9, 2008

Aaron Chaze, President
Midas Touch International Holdings, Inc.
300 Center Ave.
Suite 202
Bay City, MI 48708

      RE: **Midas Touch International Holdings, Inc.**
            Amendment No. 3 to the Offering Statement on Form 1-A
            Filed April 7, 2008
            File No. 24-10184

 Dear Mr. Chaze**:**

      We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your amended document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

      Please revise the "Use of Proceeds" section to disclose the uses of proceeds below $1,450,000. Also, the disclosure continues to refer to changing the uses of proceeds without providing clear disclosure of the circumstances that would cause such changes. Please revise. Instruction 6 to Item 5 of Offering Circular Model B requires disclosure of "certain contingencies which are adequately disclosed."

<u>Closing Comments</u>

      As appropriate, please amend your offering statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provide any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Please contact me at (202) 551-3790 with any questions.

Sincerely,

John Reynolds
Assistant Director

cc: Stephen J. Czarnik, Esq.
    via fax: (212) 937-3870